Exhibit 99.1

Stock Code: 688472	Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

Progress Announcement on Related Party Transactions - Execution of Lease Agreements

Between Subsidiaries and Related Parties

The board of directors of CSI Solar Co., Ltd. and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

CSI Solar Co., Ltd. (hereinafter referred to as the "Company") convened the Twelfth Meeting of the Second Board of Directors and the Tenth Meeting of the Second Board of Supervisors on November 28, 2025, and the First Extraordinary General Meeting of 2025 on December 16, 2025. At these meetings, the following proposals were reviewed and approved: Proposal on Adjusting Business Operations in the U.S. Market and Related Party Transactions and Proposal on Waiving the Commitment Made by the Controlling Shareholder and Actual Controllers to Avoiding Horizontal Competition. The controlling shareholder and related directors abstained from voting.

Pursuant to the relevant provisions of the U.S. One, Big, Beautiful Bill Act (hereinafter referred to as the "Act"), if the above business adjustments were not made, the U.S. business entities would begin to lose eligibility for the Section 45X Advanced Manufacturing Tax Credit starting early 2026. Customers purchasing CSI Solar's modules and energy storage products may also lose eligibility for the Section 45Y Credit and Section 45E Tax Credit, including the domestic content bonus credit (except for certain customer projects that had satisfied the “beginning of construction” requirement before December 31, 2025). To comply with the relevant requirements of the Act and ensure the normal operation of the Company’s U.S. business, based on the annual related party transaction quota approved by the aforementioned general meeting of shareholders, Board of Directors, and Board of Supervisors, the Company has completed the execution of four lease agreements before December 31, 2025, with one additional lease agreement pending execution. These lease agreements involve transactions between the Company's U.S. and Thailand subsidiaries that own manufacturing land, plants, facilities, and equipment assets, and joint venture operating companies newly established by the Company and its controlling shareholder. To ensure these lease agreements meet the Act’s requirements regarding long-term stability and control structure, while allowing the Company to obtain relatively low-risk, long-term fixed returns, the lease terms are relatively long and involve significant related party transaction amounts. Therefore, the Company intends to convene a general meeting of shareholders to confirm the principal terms of these lease agreements.

In accordance with the relevant provisions of the Shanghai Stock Exchange (SSE) Science and Technology Innovation Board (Star Market) Listing Rules, this transaction constitutes a related party transaction but does not constitute a major asset restructuring, and there are no significant legal obstacles to its implementation.

On February 8, 2026, the Company convened a special meeting of independent directors and the Fourteenth Meeting of the Second Session of the Board of Directors, at which the Proposal on the Confirmation of the Principal Terms of the Lease Agreements Executed Between Subsidiaries and Related Parties was reviewed and approved. Related Directors Xiaohua Qu, Yan Zhuang, and Leslie Li Hsien Chang abstained from voting. The voting procedures complied with the Company Law, the Securities Law, and other applicable laws and regulations, as well as the Company’s Articles of Association. The proposal remains subject to approval at a general meeting of shareholders, at which related shareholders will abstain from voting.

I. Overview of Lease Agreements

Regarding the business adjustment in the U.S. market, the Company has designed a model combining equity transfer and leasing, based on the actual capacity investments in different overseas regions and local laws and regulations: for U.S. manufacturing plants, joint ventures established by the controlling shareholder CSIQ and the Company are responsible for actual production and operations and lease the plants, facilities, and equipment previously invested in by the Company; for Thailand manufacturing plants, the controlling shareholder CSIQ acquires 75.1% of the equity in the Company's existing subsidiaries, converting them into joint ventures, and leases a small amount of indivisible assets; for new overseas plants, the controlling shareholder CSIQ acquires 75.1% of the equity in the Company's established subsidiaries, converting them into joint ventures.

(1)	Overview of Leased Assets

In this business adjustment plan, the leased assets are from U.S. and Thailand manufacturing plants:

•	Canadian Solar US Module Manufacturing Corporation (hereinafter referred to as "USMM")

Registered address: 251 Little Falls Drive, Wilmington, New Castle County, Delaware, USA

Operating address: 3000 Skyline Drive, Mesquite, Texas, USA

Principal business: Photovoltaic module manufacturing; reached full production capacity in mid-2025.

•	Canadian Solar US Cell Manufacturing Corporation (hereinafter referred to as "USCM")

Registered address: 251 Little Falls Drive, Wilmington, New Castle County, Delaware, USA

Operating address: 600 International Drive, Jeffersonville, Indiana, USA

Principal business: Photovoltaic cell manufacturing; currently under construction and expected to reach full production capacity in mid-2026.

•	Canadian Solar Manufacturing (Thailand) Co., Ltd. (hereinafter referred to as "THSM")

Registered address: 168/2 Moo 4, Bo Win, Sriracha, Chonburi, Thailand.

Primary details of the assets involved in this transaction are as follows:

Asset Package	Lessee	Lessor	Location	Project Investment	Recovery Arrangement	Investment Status
U.S. Modules	Mesquite Modules Corporation	USMM	USA	Established in December 2022; mainly engaged in the production and manufacturing of photovoltaic modules; designed annual capacity of 5GW; total project investment of approximately 340 million US dollars, funded entirely by internal capital	The project reached full capacity in the middle of 2025; since commissioning, the cash generated from operating activities has basically met the cash demand for fixed asset investment; the project is expected to achieve full investment recovery in 2026	Newly built, already in production
U.S. Cells	Jeffersonville PV cells Corporation	USCM	USA	Established in August 2023; mainly engaged in the production and manufacturing of photovoltaic cells; expected annual capacity of 2GW; total project investment of approximately 670 million US dollars; external financing of approximately 300 million US dollars as of the end of 2025	The project is under construction and expected to reach production in the middle of 2026; based on the lease arrangement, the project is expected to achieve investment recovery within 6 years	Newly built, not yet in production; construction cost incurred as of September 30, 2025: RMB2.82 billion
Thai PV Wafer Plant & Land	THX1	THSM	Thailand	Established in 2015; original PV wafer production line assets of THSM; leased due to indivisible property rights certificates	-	Original production line assets
Thai PV Cell Facilities, Plant & Land	SSTH	THSM	Thailand	Established in 2015; original PV cell production line assets of THSM; leased due to indivisible property rights certificates	-	Original production line assets

Note 1: The incurred construction costs for Thailand-related asset packages are calculated proportionally based on the areas occupied by the leased assets or the capacity ratio of the production lines.

Note 2: Jeffersonville PV cells Corporation and Mesquite Modules Corporation are both wholly owned subsidiaries of the joint venture company for the U.S. photovoltaic business.

(2)	Execution Status of Lease Agreements

Four lease agreements were formally executed on or before December 31, 2025, with one additional lease agreement pending execution. Details are as follows:

(1)	Lease agreement between Canadian Solar US Cell Manufacturing Corporation (Lessor, USCM) and Jeffersonville PV cells Corporation (Lessee, PVJC) for equipment related to PV cell manufacturing was executed on December 31, 2025.
(2)	Lease agreement between Canadian Solar US Module Manufacturing Corporation (Lessor, USMM) and Mesquite Modules Corporation (Lessee, PVMM) for equipment related to PV module manufacturing was executed on December 31, 2025.
(3)	Lease agreement between Canadian Solar US Cell Manufacturing Corporation (Lessor, USMM) and Jeffersonville PV cells Corporation (Lessee, PVJC) for industrial plants and facilities was executed on December 31, 2025.
(4)	Lease agreement between Canadian Solar Manufacturing (Thailand) Co., Ltd. (Lessor, THSM) and CSI Energy Storage Technology (Thailand) Co., Ltd. (Lessee, SSTH) for land, plant, and facilities related to part of PV cell manufacturing was executed on December 22, 2025.
(5)	Lease agreement between Canadian Solar Manufacturing (Thailand) Co., Ltd. (Lessor, THSM) and WaferTech (Thailand) Co. Ltd. (Lessee, THWT) for land, plant, and facilities related to part of PV wafer manufacturing is expected to be executed in April 2026.

(3)	Principal Terms of the Lease Agreements

Lease Agreement	Execution/ Effective Date	Lease Term	Renewal Right	Purchase Right	Rent Calculation	Rent Payment Cycle	Maintenance and Repair	Insurance	Governing Law	Early Termination
US Module Plant Related Equipment Lease Lessor: USMM Lessee: PVMM	December 31, 2025	Five years, starting from December 31, 2025	Upon expiry of the 5-year term, provided Lessee is not in default, Lessee has the right to renew for another 5 years.	Upon expiry of the 5-year term, provided Lessee is not in default, Lessee has the right to purchase the equipment at market fair value.	Base rent increased by 10% after actual factory output reaches 80% of design capacity, thereafter, fixed for the lease term.	Monthly	In principle, the lessee shall be responsible for maintenance and repair.	The lessee shall purchase insurance.	Laws of the State of Texas, USA	If Lessee commits a default as stipulated in the agreement during the term, Lessor has the right to terminate the lease agreement partially or wholly.
US PV Cell Plant Related Equipment Lease Lessor: USCM Lessee: PVJC	December 31, 2025	Five years, starting from the later of April 1, 2026, or the date the plant is completed and put into operation	Upon expiry of the 5-year term, provided Lessee is not in default, Lessee has the right to renew for another 5 years.	Upon expiry of the 5-year term, provided Lessee is not in default, Lessee has the right to purchase the equipment at market fair value.	Base rent increased by 10% after actual factory output reaches 80% of design capacity, thereafter, fixed for the lease term.	Monthly	In principle, the lessee shall be responsible for maintenance and repair.	The lessee shall purchase insurance.	Laws of the State of Indiana, USA	If Lessee commits a default as stipulated in the agreement during the term, Lessor has the right to terminate the lease agreement partially or wholly.

Lease Agreement	Execution/ Effective Date	Lease Term	Renewal Right	Purchase Right	Rent Calculation	Rent Payment Cycle	Maintenance and Repair	Insurance	Governing Law	Early Termination
US PV Cell Plant Related Plant & Facilities Lease Lessor: USCM Lessee: PVJC	December 31, 2025	Five years, starting from December 31, 2025	Upon expiry of the 5-year term, provided Lessee is not in default, Lessee has the right to renew for another 5 years.	No explicit agreement	Base rent increased by 10% after actual factory output reaches 80% of design capacity, thereafter, fixed for the lease term.	Monthly	In principle, the lessee shall be responsible for maintenance and repair.	The lessee shall purchase insurance.	Laws of the State of Indiana, USA	If Lessee commits a default as stipulated in the agreement during the term, Lessor has the right to terminate the lease agreement partially or wholly.
Thailand Wafer Manufacturing Related Land & Plant Lease Lessor: THSM Lessee: THWT	April 1, 2026 (planned)	Five years, starting from signing and effectiveness of the contract	No explicit agreement	No explicit agreement	Base rent increased by 10% after actual factory output reaches 80% of design capacity, thereafter, fixed for the lease term.	Monthly	The lessor is responsible for routine maintenance. For damages, if caused by Lessee, Lessee repairs. Otherwise, Lessor repairs.	The lessor shall purchase insurance.	Laws of Thailand	Requires mutual agreement. Or if one party commits a material breach, the non-breaching party may terminate with 30 days' prior notice.
Thailand PV Cell Manufacturing Related Land, Plant, Facilities Lease Lessor: THSM Lessee: SSTH	December 31, 2025	Five years, starting from signing and effectiveness of the contract	No explicit agreement	No explicit agreement	Base rent increased by 10% after actual factory output reaches 80% of design capacity, thereafter, fixed for the lease term.	Monthly	The lessor is responsible for routine maintenance. For damages, if caused by Lessee, Lessee repairs. Otherwise, Lessor repairs.	The lessor shall purchase insurance.	Laws of Thailand	Requires mutual agreement. Or if one party commits a material breach, the non-breaching party may terminate with 30 days' prior notice.

II. Impact of the Lease Agreements

The specific simulated annual rental income data are as follows (subject to actual occurrence and does not constitute a forecast or commitment by the Company):

Unit: RMB 100 million

Item	2026	2027	2028	2029	2030	2031
U.S. Module Rent	5.86	6.00	6.00	6.00	6.00	-
U.S. Cell Rent	5.37	11.25	11.25	11.25	11.25	5.62
Thai PV Wafer Rent	0.08	0.08	0.08	0.08	0.08	-
Thai PV Cell Rent	0.34	0.34	0.34	0.34	0.34	-
Related Depreciation	6.28	9.31	9.31	9.29	8.85	3.02
Related Interest	1.07	1.71	1.07	0.43
Estimated Pre-tax Profit	4.31	6.67	7.31	7.96	8.83	2.60

Note 1: Certain U.S. cell manufacturing assets are expected to reach full production in mid-2026, with five full lease years extending through 2031.

Note 2: The U.S. asset lease business reflects the 10% rent increase clause. It is expected that the U.S. module part will meet the increase condition starting from the second quarter of 2026, and the U.S. cell part will meet the increase condition starting from the fourth quarter of 2026.

Note 3: Any discrepancies between the total and the sum of individual items are due to rounding, and the same applies below.

Note 4: The above rental income figures are on an annual cash flow basis, not on an accounting revenue or profit basis.

III. Pricing Policy and Basis for Related Party Transaction

To ensure fair pricing, the Company commissioned Zhoulan (Shanghai) Asset Appraisal Co., Ltd. to appraise the value of the equipment, facilities, buildings, and land assets involved in this lease transaction. The appraisal reports issued include Zhoulan Appraisal Report No. 065-3, No. 065-4, No. 065-5, No. 065-7, and No. 065-8 (2025). The lease fees were calculated based on the appraised value plus the subsequent investment required until the assets reach their intended usable state. In addition, the Company commissioned Zhoulan (Shanghai) Asset Appraisal Co., Ltd. to appraise the fair market rent for part of this leasing transaction and issued appraisal report Zhoulan Appraisal Report [2026] No. 003. According to these appraisal reports, the pricing of this lease transaction is in line with the fair market level and does not harm the interests of the Company or its shareholders.

IV. Purpose of the Related Party Transaction and Its Impact on the Company

In light of the Act and the evolving regulatory environment, the Company’s adjustments of its U.S. business represent a necessary measure undertaken to comply with applicable local laws and policy requirements and to ensure the continuity of normal business operations.

Through the U.S. business adjustment (including the equity transfer plus leasing arrangements), the Company may receive partial one-time consideration from the equity transfer, retain a continuing 24.9% equity interest in the U.S. operations, and generate rental income from invested assets. The pricing of the related-party transaction is fair and consistent with the principles of fair dealing, covers the Company’s fixed-asset investments and related principal and interest on loans, and provides reasonable profit. The transaction is in the interests of the Company and all shareholders as a whole and does not prejudice the interests of the Company or its shareholders, particularly minority shareholders and non-related shareholders.

The Company and its controlling shareholder believe that the current arrangement is a prudent, necessary, and reasonable approach to safeguard the interests of the Company and its shareholders.

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

February 10, 2026

Safe Harbor/Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may”, “will”, “expect”, “anticipate”, “future”, “ongoing”, “continue”, “intend”, “plan”, “potential”, “prospect”, “guidance”, “believe”, “estimate”, “is/are likely to” or similar expressions, the negative of these terms, or other comparable terminology. These forward-looking statements include, among other things, our expectations regarding global electricity demand and the adoption of solar and battery energy storage technologies; our growth strategies, future business performance, and financial condition; our transition to a long-term owner and operator of clean energy assets and expansion of project pipelines; our ability to monetize project portfolios, manage supply chain fluctuations, and respond to economic factors such as inflation and interest rates; our outlook on government incentives, trade measures, regulatory developments, and geopolitical risks; our expectations for project timelines, costs, and returns; competitive dynamics in solar and storage markets; our ability to execute supply chain, manufacturing, and operational initiatives; access to capital, debt obligations, and covenant compliance; relationships with key suppliers and customers; technological advancement and product quality; and risks related to intellectual property, litigation, and compliance with environmental and sustainability regulations. Other risks were described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 30, 2025. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.